Exhibit 99.1

Investor Contact	JSB-Partners Contact
Matthew P. Duffy	Wolfgang Stoiber
Managing Director	Managing Director
LifeSci Advisors LLC	JSB-Partners
Matthew@LifeSciAdvisors.com	wstoiber@jsb-partners.com
Phone: 212-915-0685	Phone: 978-697-9753

Bioblast Pharma to Seek Strategic Alternatives Including Partnership and Merger Opportunities

JSB-Partners Engaged to Lead the Effort

Company Receives Regulatory Clearance to Initiate a Phase 2b trial of Trehalose in OPMD patients

Tel Aviv, Israel, – June 5, 2017 – Bioblast Pharma Ltd. (NasdaqCM: ORPN), a clinical-stage, orphan disease-focused biotechnology company, today announced that it has engaged JSB-Partners, a global life sciences advisor, to assist the Company in executing its business development objectives that include selecting potential development and commercial partners for its investigational proprietary intravenous (IV) form of trehalose 90 mg/mL solution (trehalose), which has been studied in humans with Ocular Pharyngeal Muscular Dystrophy (OPMD) and Spinocerebellar Ataxia Type 3 (SCA3).

At the present time, Bioblast is not encumbered by any license, partnership or royalty arrangements with third parties for development or commercialization of trehalose.

Phase 2b trial in OPMD patients is ready to initiate

In addition, Bioblast has received confirmation from Health Canada that enables the commencement of a Phase 2b double-blind, placebo-controlled clinical trial of trehalose in patients with OPMD. Such a trial is designed to enroll up to 48 patients at three sites in Canada. The study protocol provides for patients to be randomized in a 1:1 ratio to receive either trehalose or placebo for a period of 24 weeks, following a 4-week screening period and then for all patients to continue to receive trehalose for an additional 24-week period in an open label extension period.

OPMD is a rare, debilitating, life-threatening disorder. Patients with OPMD suffer from dysphagia (difficulty in swallowing). A post-hoc analysis of the cold water, nectar and honey-thickened drinking tests from Bioblast’s Phase 2a open label OPMD trial showed a significant reduction in drinking time as compared to baseline.

Post Hoc Analysis of Trehalose in OPMD Patients

Test	P Value	Median Reduction In Drinking Time
Cold water	<.01	40.2%
Nectar	<.01	46.5%
Honey Thickened	<.01	61.7%

Results from these drinking tests were critical tools for assessing the progression of OPMD. This information has been incorporated into the analysis of the end points that were developed for the Company’s Phase 2b double-blind, placebo-controlled trial of trehalose in OPMD patients. In both the six-month treatment period as well as in the extension phase of up to an additional 12 months, infusions of trehalose were generally safe and well tolerated.

Results from a Phase 2a Trial in SCA3 patients

In a six-month open label, Phase 2a study that also included an additional six-month follow-up period investigating trehalose in patients with SCA3, infusions of trehalose were generally safe and well tolerated. Patients remained stable over the 6-month period with no change on the Scale for Assessment and Rating of Ataxia (SARA) score – a well-accepted clinical tool for measuring the effect of this progressively debilitating disease.

Trehalose’s exclusivity position

Bioblast has been granted three U.S. patents for parenteral administration of trehalose to patients with OPMD, SCA3 and Huntington’s Disease; they are expected to expire in 2033. In addition, the Company has secured Orphan Drug Designation for OPMD and SCA3 in the U.S. and in the E.U. and has Fast Track Status in the U.S. for OPMD.

Trehalose is a protein stabilizer that also activates autophagy and crosses the blood-brain barrier

Trehalose is a low molecular weight disaccharide (.342 kilodaltons) that protects against pathological processes in cells. It has been shown to penetrate muscle cells and cross the blood brain barrier. In animal models of several diseases associated with abnormal cellular-protein aggregation, it has been shown to reduce pathological aggregation of misfolded proteins as well as to activate intracellular degradation pathways such as autophagy and lysosomal degradation.

About Bioblast

Bioblast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. Bioblast is traded on the NASDAQ under the symbol “ORPN.” For more information, please visit our website: www.BioblastPharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward-looking statements when we discuss executing the company’s business development objectives that include selecting potential development and commercial partners, future clinical studies and the timing and design thereof, and, specifically, the possibility to commence the Phase 2b clinical trial in OPMD patients discussed in this press release, if such trial is commenced at all, and when we imply that our product candidate may successfully treat certain medical conditions. In addition, historic results of scientific research and clinical and preclinical studies do not guarantee that the conclusions of future research or studies will suggest identical or even similar conclusions or that historic results referred to in this press release would not be interpreted differently, in light of additional research and clinical and preclinical study results. Because such statements deal with future events and are based on Bioblast Pharma Ltd.’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bioblast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading “Risk Factors” in Bioblast Pharma’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on February 24, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Bioblast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.